Exhibit 8.2

LUSE GORMAN, PC

Attorneys at Law

5335 Wisconsin Avenue, N.W., Suite 780

Washington, D.C. 20015

Telephone (202) 274-2000

Facsimile (202) 362-2902

www.luselaw.com

FORM OF TAX OPINION

_________, 2015

Board of Directors

SBM Financial, Inc.

2 Canal Plaza

Portland, ME 04101

Re:	U.S. Federal Tax Consequences of the Merger of SBM Financial, Inc. with and into Camden National Corporation

To the Members of the Board of Directors:

You have requested our opinion as to the United States Federal income tax consequences of the following proposed transaction pursuant to the Agreement and Plan of Merger by and between Camden National Corporation, a Maine corporation (“Buyer”), Atlantic Acquisitions, LLC, a Maryland limited liability company of which Buyer is the sole member (“Merger LLC”) and SBM Financial, Inc., a Maryland corporation (the “Company”), dated as of March 29, 2015 (the “Merger Agreement”). Section 7.3(b) of the Merger Agreement provides that a condition to closing of the Merger and the Upstream Merger (as defined below) is the receipt by the Company of an opinion by Luse Gorman, P.C. that the Merger and Upstream Merger will be treated for Federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), which shall be provided as of the Closing Date of the Merger. The capitalized terms used but not defined herein will have the same meaning as their definitions in the Merger Agreement.

Pursuant to the Merger Agreement, in accordance with Maryland General Corporation Law and the Maryland Limited Liability Company Act, as amended, Merger LLC shall merge with and into the Company, the separate existence of Merger LLC shall cease and the Company shall survive (the “Merger”). Immediately following the Merger, in accordance with the Maine Business Corporation Act and Maryland General Corporation Law, the Company will merge with and into the Buyer (the “Upstream Merger”). Following the Merger and the Upstream Merger, the separate existence of the Company will cease and all assets, liabilities, rights, franchises and interests of the Company will be vested in and assumed by the Buyer, as the Surviving Corporation. As of the Effective Time, the following will occur:

(a)	Each share of Company Common Stock held by the Buyer or any of its Subsidiaries, in each case other than in a fiduciary capacity (including custodial or agency) immediately prior to the Effective Time shall be cancelled and retired at the Effective Time without any conversion thereof, and no payment shall be made with respect thereto.

_______, 2015

(b)	Each share of Company Common Stock and Company RSU issued and outstanding immediately prior to the Effective Time (except for shares of Company Common Stock canceled pursuant to (a) above) will be converted into the right to receive from the Buyer at the election of the holder thereof either: (i) $206.00 in cash (the “Cash Consideration”); or (ii) 5.421 shares of Buyer Common Stock (the “Stock Consideration”), subject to a proration such that 80% of such outstanding shares of Company Common Stock will be converted into Stock Consideration and the remaining outstanding shares of Company Common Stock will be converted into Cash Consideration.

This opinion does not address the state and local tax consequences of the transactions contemplated by the Merger Agreement. Nor does this opinion address foreign laws or other areas of United States Federal taxation other than Federal income tax. For purposes of this opinion, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of the Merger Agreement and such other documents as we have deemed necessary or appropriate in order to enable us to render the opinions below, including the Registration Statement on Form S-4 (the “Registration Statement,” which reference will include the proxy statement of the Company and the prospectus of the Buyer). In our examination, we have assumed the genuineness of all signatures where due execution and delivery are requirements to the effectiveness thereof, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such copies. In rendering the opinion set forth below, we have relied, with the consents of the Buyer and the Company, upon certain written representations of each of the parties hereto (which representations we have neither investigated nor verified). For purposes of rendering this opinion, we have assumed that all relevant statements in the Merger Agreement, Registration Statement and written representations of the parties, including those made “to the best knowledge of” or similarly qualified, are true, complete and correct and will remain true, complete and correct at all times up to and including the Effective Time. We have also assumed that the parties have complied with and, if applicable, will continue to comply with, the relevant covenants contained in the Merger Agreement. Our opinion may not be relied upon and may be invalid if any assumption described above is untrue for any reason.

In rendering our opinion, we have considered the applicable provisions of the Code, Treasury Regulations, pertinent judicial authorities, interpretative rulings of the Internal Revenue Service and such other authorities as we have considered relevant. We have also assumed that the transactions contemplated by the Merger Agreement will be consummated strictly in accordance with the Merger Agreement.

_______, 2015

OPINION

Based solely upon the above-referenced representations, information and assumptions, and taking into consideration the limitations at the end of this opinion, it is our opinion that under current United States Federal income tax law:

1.	The Merger and Upstream Merger, when considered together as a single integrated transaction, will be treated as a reorganization within the meaning of Section 368(a) of the Code; and

2.	The Buyer, Merger LLC and the Company will each be a party to such reorganization within the meaning of Section 368(b) of the Code.

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No assurances are or can be given that the Internal Revenue Service or the courts will agree with the foregoing conclusions, in whole or in part, although it is our opinion that they should. While this opinion represents our considered judgment as to the proper Federal income tax treatment to the parties concerned based upon the law as it exists as of the date of this letter, and the facts as they were presented to us, it is not binding on the Internal Revenue Service or the courts. In the event of any change to the applicable law or relevant facts, we would, of necessity, need to reconsider our views. However, we disclaim any undertaking to advise you of any subsequent changes of the matters stated, represented or assumed herein or any subsequent changes in applicable laws, regulations or interpretations thereof, or the impact of any such changes on this opinion.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, and to the references to our firm name under the headings “Material Federal Income Tax Consequences” and “Legal Matters” in the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended or the rules and regulations of the SEC thereunder.

Sincerely,

LUSE GORMAN, PC